Exhibit (a)(1)(O)

Contact:	Dave Farmer
508-293-7206
Dave.farmer@emc.com

EMC COMPLETES TENDER OFFER FOR ISILON SYSTEMS

Acquisition Expected To Close Tomorrow

HOPKINTON, Mass. – December 20, 2010 — EMC Corporation (NYSE: EMC), the world leader in information infrastructure solutions, today announced the successful completion of its tender offer for all outstanding shares of common stock of Isilon Systems, Inc. (NASDAQ: ISLN).

The tender offer expired at 12:00 midnight, Eastern Standard Time (EST) on December 17, 2010. Isilon stockholders tendered a total of approximately 63,988,828 shares of Isilon common stock in the offer, representing approximately 95.5% of the outstanding Isilon shares. Together with the 0.4% of outstanding Isilon shares previously held by EMC, EMC now controls approximately 95.9% of Isilon shares outstanding. EMC has accepted for payment all shares tendered in the offer.

EMC expects to effect a “short-form” merger and complete its acquisition of Isilon tomorrow. All remaining outstanding Isilon shares, other than those held by Isilon, EMC or their respective wholly-owned subsidiaries and any stockholders who properly perfect appraisal rights under Delaware law, will be converted in the merger into the right to receive $33.85 per share in cash.

Following the merger, Isilon common stock will cease to be traded on The NASDAQ Stock Market. Isilon will become a division within EMC’s Information Infrastructure Products business. Sujal Patel, Isilon Founder, President and CEO, will report directly to Pat Gelsinger, President and Chief Operating Officer, EMC Information Infrastructure Products.

About EMC

EMC Corporation (NYSE: EMC) is the world leader in products, services and solutions for information management and storage that help organizations extract the maximum value from their information, at the lowest total cost, across every point in the information lifecycle. Information about EMC’s products and services can be found at www.EMC.com.

EMC is a registered trademark of EMC Corporation in the United States and/or other countries. All other trademarks used are the property of their respective owners.

Forward-Looking Statements

This release contains “forward-looking statements” as defined under the federal securities laws. These include, without limitation, all references to the date the Offer will be completed. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) any adverse governmental reactions as we seek approvals for the acquisition of Isilon, or business partner reactions to the acquisition; (ii) material adverse changes in general economic or market conditions; (iii) the potential for Isilon’s employees to leave their positions as a result of the acquisition; (iv) changes in the business of EMC or Isilon; or (v) other one-time events and other important factors disclosed previously and from time to time in EMC and Isilon’s filings with the U.S. Securities and Exchange Commission. EMC disclaims any obligation to update any such forward-looking statements after the date of this release.